April 20, 2020

Elizabeth Gonzalez-Sussman, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
 New York, New York 10019

       Re:     Big Lots, Inc.
               Preliminary Proxy Statement on Schedule 14A filed by Macellum
                   Opportunity Fund LP, Jonathan Duskin, Ancora Merlin Institutional LP,
                   Frederick Disanto et al.
               Filed April 13, 2020
               File No. 1-08897

               Soliciting Material filed pursuant to Exchange Act Rule 14a-12 filed by
                   Macellum Opportunity Fund LP, Jonathan Duskin, Ancora Merlin Institutional LP, Frederick Disanto et al.
               Filed April 9, 2020
               File No. 1-08897

Dear Ms. Gonzalez-Sussman:

       We have reviewed the filing above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

       Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to the participants' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to the filings and the information you provide in response to this comment, we may have additional comments. All defined terms used in this letter have the same meaning as in the preliminary proxy statement unless otherwise indicated.

Preliminary Proxy Statement

1. Please update the first paragraph of the letter to shareholders to reflect the beneficial ownership disclosed in the amended Schedule 13D filed by the Investor Group on April
       16, 2020.

2. Disclosure in certain sections of the proxy statement and proxy card along with disclosure in the soliciting material filed pursuant to Exchange Act Rule 14a-12 on April
 Elizabeth Gonzalez-Sussman, Esq.
Olshan Frome Wolosky LLP
April 20, 2020
Page 2

       9, 2020 indicates that the Investor Group is soliciting proxies to elect a full slate of nine nominees. Disclosure in other sections of the proxy statement appears to be drafted with the intent of relying on Rule 14a-4(d)(4) to round out its slate of four nominees. Please advise and reconcile as appropriate.

Background of the Solicitation, page 4

3. Please advise us of the aggregate beneficial ownership of the Macellum Group and
       Ancora Group on January 31, 2020 following their formal agreement to work together as a group.

4.     Refer to the paragraph on page 7 regarding the CiC & Universal Proxy
Letter.
       Depending on your response to comment 2 above, please advise us, with a view towards disclosure, whether the change in control provisions referenced in that paragraph are still at risk of being triggered if all of the Investor Group's nominees are elected. If so, please provide disclosure describing these provisions and any related material effects.

The Board has Overseen Tremendous Value Destruction, page 10

5. Revise this section to explain the meaning of the column headings "Absolute" and
       "Relative" in the table on page 11.

6. Disclosure on pages 11 and 18 includes tables without a narrative (1) explaining the meaning of the underlying data, (2) defining the referenced labels, e.g. EV/EBITDA or
       (3) indicating the relevance to the existing discussion and the Investor Group's arguments for why shareholders should vote in favor of its nominees. Please revise to provide this information.

7. Disclosure on page 10 and 11 references a "peer group" without specifying the companies constituting such group or confirming that the phrase is intended to refer to the same constituents in every location where such phrase is used. Please revise accordingly in all locations where the term "peer group" or "peer" is used. For example, disclosure below the table on page 11 indicates that "Peer Group includes proxy peer group and relevant competitors." If the term "peer group" in all locations in the proxy statement is not defined to include the same exact constituents, please add disclosure explaining why.

8.     Several charts on pages 11, 13, 14 and elsewhere include as a source
"Macellum
       Estimates." Disclose what these estimates are and the extent to which such data contributed to the creation of the chart or table. Please also provide relevant info to enable an investor to properly assess the merits of such estimates. For example, consider including an appendix to the proxy statement that discloses the underlying data that comprises the Macellum Estimates, the source of such data and an explanation of how the estimates were calculated from the data.
 Elizabeth Gonzalez-Sussman, Esq.
Olshan Frome Wolosky LLP
April 20, 2020
Page 3


9. Identify the "relevant competitors" included in the "Source" below the chart on page 11.

10. Disclose the constituents that resulted in the creation of "Peer Average" below the chart on page 15.

Move Away from Closeout.., page 16

11. Please revise to provide support for the statement "we believe close-out purchases have fallen from 40-50% of the assortment to less than 10% today." Supplement the narrative to the table on page 17 to explain the column heading "14-19."

The Board's Recently Announced Sale Leaseback..., page 18

12. Please provide support for the first two sentences of this section ("We are the aware that the Board rejected...Had the Board sold these non-core assets...").


Incorporation by Reference, page 39

13. Please advise us when the Investor Group anticipate distributing the proxy statement.
       Given that reliance on Exchange Act Rule 14a-5(c) is impermissible at any time before the registrant distributes its proxy statement, the Investor Group will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosures and should undertake to subsequently provide any omitted information in a supplement in order to mitigate that risk.

Soliciting Material filed pursuant to Exchange Act Rule 14a-12 on April 9, 2020

14. Disclosure in this press release includes the statement that the Investor Group "believes that there remains roughly $427 million (approx. $11 per share) more in real estate value that can also be monetized..." Valuation claims included in proxy materials "[are] only appropriate and consonant with Rule 14a-9 under the Securities Exchange Act of 1934 when made in good faith and on a reasonable basis and where accompanied by disclosure which facilitates shareholders' understanding of the basis for and the limitations on the projected realizable values." Refer to the text accompanying footnote 2 in Exchange Act
       Release No. 16833 (May 23, 1980). Please revise the supplement to provide the appropriate disclosure and provide us with the basis for such estimate including any assumptions, qualifications or limitations.

                                               *   *    *

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Elizabeth Gonzalez-Sussman, Esq.
Olshan Frome Wolosky LLP
April 20, 2020
Page 4


      Please contact me at (202) 551-3444 with any questions.

                                                         Sincerely,

                                                         /s/ Perry J. Hindin

                                                         Perry J. Hindin
                                                         Special Counsel
                                                         Office of Mergers and
Acquisitions